UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                          Churchill Downs Incorporated
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  171484 10 8
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


Thomas H. Meeker,                  Alexander M. Waldrop, Senior Vice President,
Churchill Downs Incorporated       General Counsel and Secretary
700 Central Avenue                 Churchill Downs Incorporated
Louisville, KY 40208               700 Central Avenue
(502)636-4400                      Louisville, KY  40208  (502)636-4400
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 April 28, 1995
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement [ ].

13D   171484 10 8                                            PAGE 2 OF 51

=========================================================================
1               NAME OF REPORTING PERSON
                ABC Partnership
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(D) OR 2(E) [   ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              9,065
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       -0-
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       9,065
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       -0-
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                9,065
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                .2%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              PN
=========================================================================

13D   171484 10 8                                            PAGE 3 OF 51

=========================================================================
1               NAME OF REPORTING PERSON
                Bank One Lexington, NA, as a Co-Trustee u/w A.B. Hancock, deceased (1972), as Co-Trustee u/w Agnes Clay Pringle and as Co-Trustee under Trust Agreement Nancy Clay Hancock and as Co-Trustee under Trust Agreement Waddell Hancock, II S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(D) OR 2(E) [   ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                Kentucky
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              -0-
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       108,210    See Appendix II
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       -0-
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       108,210    See Appendix II
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                108,210
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                2.9%

- -----------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              BK
=========================================================================

13D       171484 10 8                                        PAGE 4 OF 51

=========================================================================
1               NAME OF REPORTING PERSON
                John W. Barr, III
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              2,000
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       -0-
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       2,000
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       -0-
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                2,000
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                .1%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              IN
=========================================================================

13D       171484 10 8                                        PAGE 5 OF 51

=========================================================================
1               NAME OF REPORTING PERSON
                Shauna Bidwill Valenzuela
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              1,550
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       -0-
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       1,550
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       -0-
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                1,550
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                less than .05%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              IN
=========================================================================

13D       171484 10 8                                        PAGE 6 OF 51

=========================================================================
1               NAME OF REPORTING PERSON
                Catesby M. Clay, as an individual and as Co-Trustee under Trust u/w J.N. Camden, deceased (1942), as a Co-Trustee under Trust Agreement of J.N. Camden, and as Co-Trustee under Trust u/w Agnes Clay Pringle
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              3,000
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       43,630    See Appendix II
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       3,000
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       43,630    See Appendix II
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                46,630
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                1.2%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              IN and OO
=========================================================================

13D       171484 10 8                                        Page 7 of 51

=========================================================================
1               NAME OF REPORTING PERSON
                Jim Clay, as a Co-Trustee under Trust u/w J.N. Camden, deceased (1942), and as a Co-Trustee under Trust Agreement of J.N. Camden
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              -0-
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       32,680    See Appendix II
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       -0-
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       32,680    See Appendix II
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                32,680
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                .9%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              OO
=========================================================================

13D       171484 10 8                                        PAGE 8 OF 51

=========================================================================
1               NAME OF REPORTING PERSON
                James G. Kennan, III, as a Co-Trustee under Trust u/w J.N. Camden, deceased (1942) and as a Co-Trustee under Trust Agreement of J.N. Camden
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              -0-
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       32,680    See Appendix II
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       -0-
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       32,680    See Appendix II
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                32,680
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                .9%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              OO
=========================================================================

13D       171484 10 8                                        PAGE 9 OF 51

=========================================================================
1               NAME OF REPORTING PERSON
                McColl Pringle, as a Co-Trustee u/w Agnes Clay Pringle, deceased (1984)
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              -0-
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       10,950    See Appendix II
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       -0-
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       10,950    See Appendix II
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                10,950
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                .3%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              OO
=========================================================================

13D       171484 10 8                                       PAGE 10 OF 51

=========================================================================
1               NAME OF REPORTING PERSON
                William S. Farish
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                PF
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              43,280
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       -0-
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       43,280
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       -0-
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                43,280
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                1.1%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              IN
=========================================================================

13D       171484 10 8                                       PAGE 11 OF 51

=========================================================================
1               NAME OF REPORTING PERSON
                J. David Grissom
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              10,050
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       -0-
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       10,050
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       -0-
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                10,050
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                .3%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              IN
=========================================================================

13D       171484 10 8                                       PAGE 12 OF 51

=========================================================================
1               NAME OF REPORTING PERSON
                Nancy Clay Hancock, as Co-Trustee u/w A.B. Hancock, deceased (1972) and as Co-Trustee under Trust Agreement of Nancy Clay Hancock
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              -0-
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       97,295    See Appendix II
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       -0-
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       97,295    See Appendix II
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                97,295
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                .3%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              OO
=========================================================================

13D                                                    PAGE 13 OF 51

=========================================================================
1               NAME OF REPORTING PERSON
                Seth W. Hancock, as an individual, and as a Co-Trustee under Trust u/w A.B. Hancock, deceased (1972), as a Co-Trustee under Trust Agreement of Nancy Clay Hancock and as Co-Trustee under Trust Agreement of Waddell W. Hancock, II S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              36,500
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       106,325   See Appendix II
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       36,500
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       106,325   See Appendix II
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                142,825
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                3.8%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              IN and OO
=========================================================================

13D       171484 10 8                                       PAGE 14 OF 51

=========================================================================
1               NAME OF REPORTING PERSON
                Waddell W. Hancock, as Co-Trustee u/w A.B. Hancock, deceased (1972)
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              -0-
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       79,200    See Appendix II
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       -0-
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       79,200    See Appendix II
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                79,200
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                2.1%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              OO
=========================================================================

13D       171484 10 8                                       PAGE 15 OF 51

=========================================================================
1               NAME OF REPORTING PERSON
                Waddell W. Hancock, II, as a Co-Trustee, A.B. Hancock, deceased (1972), and as Co-Trustee under Trust Agreement of Waddell W. Hancock, II
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              -0-
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       97,295    See Appendix II
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       -0-
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       97,295    See Appendix II
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                97,295
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                2.6%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              OO
=========================================================================

13D       171484 10 8                                       PAGE 16 OF 51

=========================================================================
1               NAME OF REPORTING PERSON
                Louis J. Herrmann, Jr.
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              40,065
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       -0-
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       40,065
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       -0-
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                40,065
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                1.1%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              IN
=========================================================================

13D       171484 10 8                                       PAGE 17 OF 51

=========================================================================
1               NAME OF REPORTING PERSON
                Frank B. Hower, Jr.
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              1,040
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       -0-
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       1,040
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       -0-
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                1,040
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                less than .05%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              IN
=========================================================================

13D       171484 10 8                                       PAGE 18 OF 51

=========================================================================
1               NAME OF REPORTING PERSON
                Stanley F. Hugenberg, Jr.
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              3,670
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       -0-
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       3,670
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       -0-
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                3,670
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                .1%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              IN
=========================================================================

13D       171484 10 8                                       Page 19 of 51

=========================================================================
1               NAME OF REPORTING PERSON
                Harriet S. Jones
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              10,000
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       -0-
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       10,000
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       -0-
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                10,000
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                .3%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              IN
=========================================================================

13D       171484 10 8                                       Page 20 of 51

=========================================================================
1               NAME OF REPORTING PERSON
                Mina Jones Cox
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              8,570
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       -0-
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       8,570
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       -0-
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                8,570
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                .2%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              IN
=========================================================================

13D       171484 10 8                                      PAGE 21 OF 51

=========================================================================
1               NAME OF REPORTING PERSON
                Edna Veeneman Lewis
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              5,660
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       -0-
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       5,660
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       -0-
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                5,660
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                .1%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              IN
=========================================================================

13D       171484 10 8                                       PAGE 22 OF 51

=========================================================================
1               NAME OF REPORTING PERSON
                W. Bruce Lunsford
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              100,030
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       -0-
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       90,030
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       10,000
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                100,030
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                2.6%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              IN
=========================================================================

13D       171484 10 8                                       PAGE 23 OF 51

=========================================================================
1               NAME OF REPORTING PERSON
                W. Bruce Lunsford Foundation, Inc.
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                Kentucky
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              -0-
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       -0-
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       -0-
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       10,000
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                10,000
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                .3%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              CO
=========================================================================

13D       171484 10 8                                       PAGE 24 OF 51

=========================================================================
1               NAME OF REPORTING PERSON
                Thomas H. Meeker
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              29,437
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       -0-
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       29,437
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       -0-
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                29,437
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                .8%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              IN
=========================================================================

13D       171484 10 8                                       PAGE 25 OF 51

=========================================================================
1               NAME OF REPORTING PERSON
                Carl F. Pollard
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              73,040
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       -0-
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       73,040
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       -0-
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                73,040
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                1.9%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              IN
=========================================================================

13D       171484 10 8                                       PAGE 26 OF 51

=========================================================================
1               NAME OF REPORTING PERSON
                Robert Veeneman
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              4,280
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       -0-
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       4,280
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       -0-
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                4,280
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                .1%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              IN
=========================================================================

13D       171484 10 8                                       Page 27 of 51

=========================================================================
1               NAME OF REPORTING PERSON
                Wells Family Partnership
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              210,530
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       -0-
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       210,530
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       -0-
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                210,530
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                5.6%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              PN
=========================================================================

13D       171484 10 8                                       Page 28 of 51

=========================================================================
1               NAME OF REPORTING PERSON
                Wells Foundation, Inc.
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                Kentucky
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              22,400
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       -0-
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       22,400
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       -0-
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                22,400
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                .6%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              CO
=========================================================================

13D       171484 10 8                                       PAGE 29 OF 51

=========================================================================
1               NAME OF REPORTING PERSON
                Mary Louise Whitney
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              128,000
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       -0-
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       128,000
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       -0-
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                128,000
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                3.4%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              IN
=========================================================================

13D       171484 10 8                                       PAGE 30 OF 51

=========================================================================
1               NAME OF REPORTING PERSON
                William T. Young
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                Not Applicable
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              114,660
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       -0-
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       114,660
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       -0-
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                114,660
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                3.0%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              IN
=========================================================================

13D       171484 10 8                                       Page 31 of 51

=========================================================================
1               NAME OF REPORTING PERSON
                Charles W. Bidwill, Jr.
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- -------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A)  [X]
                (B)  [  ]

- -------------------------------------------------------------------------
3               SEC USE ONLY

- -------------------------------------------------------------------------
4               SOURCE OF FUNDS
                PF
- -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

- -------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
- -------------------------------------------------------------------------
                7      SOLE VOTING POWER
  NUMBER OF
   SHARES              220,340
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH

              -----------------------------------------------------------
                8      SHARED VOTING POWER

                       2,919
              -----------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       220,340
              -----------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       2,919
- -------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                223,259
- -------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [  ]

- -------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                5.9%
- -------------------------------------------------------------------------
                TYPE OF REPORTING PERSON

14              IN
=========================================================================

     This Amendment No. 1 to the Schedule 13D, dated April 18, 1995 (the "Schedule 13D"), which was filed with the Securities and Exchange Commission on April 25, 1995 by certain Reporting Persons and relates to the shares of common stock, no par value (the "Shares") of Churchill Downs Incorporated (the "Company"), hereby amends Items 2, 3, 4 and 5 of the Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning as set forth in the Schedule 13D. The Schedule 13D was filed by certain Reporting Persons who beneficially owned as of April 18, 1995, 1,196,146 Shares or approximately 31.5% of the shares outstanding and amended and restated in its entirety any Schedule 13D which may be deemed to have been filed by such persons with the Securities and Exchange Commission with respect to Shares on April 25, 1995.
     Item 2 IDENTITY AND BACKGROUND. This Amendment is filed by the individuals and in the capacities described in Appendix I hereto and by certain other stockholders described in Appendix I hereto, and constitutes a filing as a group by such persons (hereinafter collectively referred to as the "Reporting Persons"). Since the filing of the Schedule 13D, Robert Veeneman has become a Reporting Person by executing the Agreement. On April 28, 1995, Charles W. Bidwill, Jr. purchased 1,000 Shares at a purchase price of $43.50 per share. On April 28, 1995, William S. Farish purchased 18,000 Shares at a purchase price of $40.00 per share. Appendix II attached hereto has been revised to state the number of Shares currently owned by the Reporting Persons. The Reporting Persons now hold or have an interest in the aggregate of 1,219,426 Shares, representing, as of the date hereof, approximately 32.1% of the Shares outstanding and shares beneficially owned but not outstanding with respect to the Reporting Persons. The Third Supplemental Stockholder Agreement was entered into among the Reporting Persons and was effective as of April 18, 1995 (the "Agreement").
         The names, residence or business addresses and present principal occupation or employment, and the name, principal business and address of any corporation or other organization where such employment is conducted, of the Reporting Persons, are set forth in Appendix I attached hereto and incorporated herein by reference. Each of the Reporting Persons who are individuals is a citizen of the United States of America.
         During the past five years, none of the Reporting Persons [i] has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or [ii] has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         The persons making this filing are doing so because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), by reason of their having executed the Agreement (filed as Exhibit 1 to the Schedule 13D and incorporated herein by reference). Except as expressly stated herein, each of the Reporting Persons filing this Statement disclaims beneficial ownership of the Shares beneficially owned by any other Reporting Person or any other person. The Attorney-in-Fact appointed by each Reporting Person under the Agreement disclaims beneficial ownership of the Shares beneficially owned by any of the

Reporting Persons.
         Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.
     Item 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. Charles W. Bidwill, Jr. purchased 1,000 Shares at a total price of $43,500.00. The source of funds was personal funds. William S. Farish purchased 18,000 Shares at a total price of $720,000.00. The source of funds was personal funds.
     Item 4 PURPOSE OF TRANSACTION. Certain of the Reporting Persons and certain other stockholders of the Company originally entered into a Stockholder Agreement as of May 2, 1984. A Supplemental Stockholder Agreement was subsequently entered into by certain of such persons on March 25, 1985; a Second Supplemental Stockholder Agreement was entered into by certain of such persons as of May 8, 1990; and an Amended Second Supplemental Stockholder Agreement was entered into by certain of such persons as of January 7, 1992. Schedule 13Ds were previously filed with regard to the execution of these Stockholder Agreements, along with amendments to said Schedule 13Ds. The original Stockholder Agreement had a term of two years and expired in May 1986. The Supplemental Stockholder Agreement had a term of five years and expired on May 2, 1990. The Second Supplemental Stockholder Agreement had a term of five years. As of January 7, 1992, the Second Supplemental Stockholder Agreement was terminated by consent of the holders of two-thirds (2/3) of the shares subject to such agreement who simultaneously entered into the Amended Second Supplemental Stockholder Agreement. The Amended Second Supplemental Stockholder Agreement provided that it would remain in effect until May 5, 1995, unless terminated by the written consent of the holders of two-thirds (2/3) of the shares of stock subject to such agreement. By execution of the Agreement, the Amended Second Supplemental Stockholder Agreement was terminated by consent of the holders of two-thirds (2/3) of the shares subject to such agreement who simultaneously entered into the Agreement. Each of the original Stockholder Agreement, the Supplemental Stockholder Agreement, the Second Supplemental Stockholder Agreement and the Amended Second Supplemental Stockholder Agreement provided that the signatories to such agreements could not sell or otherwise transfer any interest in their Shares except in certain limited situations.
         Although the Company has not received any offers at this time to purchase its Shares, in executing the Agreement certain of the Reporting Persons were concerned that there may be potential interest in acquiring assets or stock of the Company. The Reporting Persons have entered into the Agreement for the purpose of providing for liquidity in regard to the Shares and providing for a longer term whereby control of the Shares is maintained, through a right of first refusal in the Company, and then within the group constituting the Reporting Persons.
         Although no plan or proposal presently exists among the Reporting Persons as a group to purchase additional Shares, a Reporting Person's right to do so is not restricted under the Agreement. In addition, under the terms of the Agreement, which provide for a right of first refusal in the Company, and then within the group constituting the Reporting Persons, it is contemplated that at some point, by operation of the Agreement, the number of Shares held by the Reporting Persons individually will change although such changes will not affect the amount held by all Reporting Persons.

         Charles W. Bidwill, Jr. and William S. Farish, respectively, purchased additional Shares for investment purposes. None of the Reporting Persons has any present plans or proposals which relate to or would result in [a] the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; [b] an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; [c] a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; [d] any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; [e] any material change in the present capitalization or dividend policy of the issuer; [f] any other material change in the issuer's business or corporate structure; [g] changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; [h] causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; [i] a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or [j] any action similar to any of those enumerated above. Each of the Reporting Persons reserves the right to formulate such plans or proposals, and to take such action, with respect to any or all of the foregoing matters and any other matters as such Reporting Person may determine.
         Although certain of the Reporting Persons are directors and/or executive officers of the Company, each Reporting Person has executed the Agreement solely in such Reporting Person's capacity as a stockholder of the Company. The Company, through its Board of Directors, has approved the Agreement for the purpose of making the Company a third party beneficiary to the Agreement.

     Item 5  INTEREST IN SECURITIES OF THE ISSUER.
         (a) As of April 28, 1995, the Reporting Persons beneficially owned 1,219,426 Shares or approximately 32.1% of the 3,783,318 Shares outstanding at such date and shares beneficially owned but not outstanding with respect to the Reporting Persons. The number of beneficially owned shares includes 16,900 Shares issuable to a Reporting Person under currently exercisable options and 717 Shares issuable to a Reporting Person under the Company's Incentive Compensation Plan.
         (b) Information with respect to the beneficial ownership of Shares by each of the Reporting Persons is set forth in Appendix II hereto, revised as of April 28, 1995, which is incorporated herein by reference. Each of the Reporting Persons assumes no responsibility for the accuracy or completeness of Appendix II except as it relates to the beneficial ownership of the Shares disclosed therein of such Reporting Person.
         (c) Since April 18, 1995, the following transactions have been effected which have not previously been reported on an amended Schedule 13D: (i) on April 26, 1995, Robert Veeneman became a Reporting Person and 4,280 Shares beneficially owned by Mr. Veeneman became subject to the Agreement; (ii) on April 28, 1995, William S. Farish purchased 18,000 Shares at $40.00 per share in a privately negotiated transaction; and (iii) on April 28, 1995, Charles W. Bidwill, Jr. purchased 1,000 Shares at $43.50 per share in a privately negotiated transaction.
         (d) Except as set forth in Item 5(b), no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by such Reporting Persons.
         (e)  Not Applicable.

                             SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


May 31, 1995                By /S/Thomas H. Meeker
                              --------------------------------------------------
                              Thomas H. Meeker,* Attorney-in-Fact on behalf of each of the Reporting Persons listed on Appendices I and II.




* Pursuant to Paragraph 14 of the Third Supplemental Stockholder Agreement, each Reporting Person has authorized Thomas H. Meeker as Attorney-in-Fact to sign on behalf of such Reporting Person any document which that Attorney-in-Fact believes may be required to be filed. Evidence of the authority to sign on behalf of each of the Reporting Persons has been retained in the files of the Company.

                              EXHIBIT INDEX


                                                                PAGE

      Exhibit 1 -  Form of Third Supplemental Stockholder  Previously filed as
                   Agreement dated as of April 18, 1995    Exhibit 1 to Schedule
                                                           13D filed on
                                                           April 25, 1995

                                          APPENDIX I

                                    (as of April 28, 1995)



               IDENTITY AND BACKGROUND OF REPORTING PERSON. The name, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each Reporting Person is set forth below:

                                  RESIDENCE                          PRESENT PRINCIPAL
     NAME                    OR BUSINESS ADDRESS                  OCCUPATION  OR EMPLOYMENT

John W. Barr III             2000 Brown & Williamson Tower       Retired; Former Chairman,
                             Louisville, KY 40202                National City Bank, Kentucky
                                                                 (bank holding company)

Charles W. Bidwill, Jr.      Sportsman's Park Race Track         President and General Manager,
                             3301 Laramie Avenue                 National Jockey Club (operator
                             Cicero, IL  60650                   of Sportsman's Park Race Track)

Catesby W. Clay              200 West Vine Street                Chairman, Kentucky River Coal
                             Suite 8K                            Corporation (coal land lessor);
                             Lexington, KY 40507                 President, Runnymede Farm, Inc.
                                                                 (thoroughbred breeding)

William S. Farish            Lane's End Farm                     President, W.S. Farish & Company
                             100 United Drive, Suite 3A          (trust management company);
                             Versailles, KY  40383               Owner, Lane's End Farm

J. David Grissom             400 West Market Street              Chairman, Mayfair Capital
                             Suite 2510                          (private investment firm)
                             Louisville, KY  40202

Seth W. Hancock              c/o Claiborne Farm                  Partner and Manager, Claiborne Farm;
                             P. O. Box 150                       President, Hancock Farms, Inc.
                             Paris, KY  40361

Louis J. Herrmann, Jr.       340 Byrne Avenue                    Owner, Louis Herrmann Auto
                             Louisville, KY 40217                Consultant Incorporated

Frank B. Hower, Jr.          339A Mockingbird Valley Road        Retired; Former Chairman,
                             Louisville, KY 40207                Liberty National Bancorp, Inc.
                                                                 (bank holding company) and
                                                                 Liberty National Bank & Trust
                                                                 Company of Louisville

Stanley F. Hugenberg, Jr.    1913 Fortside Circle                President, Jackantom Sales
                             Fort Mitchell, KY 41011             Company (manufacturer's
                                                                 representative)

Harriet S. Jones             c/o Hermitage Farm, Inc.            Housewife
                             P. O. Box 40
                             Goshen, KY 40026

Mina Jones Cox               4600 Tingle Lane                    Housewife
                             Louisville, KY  40077

W. Bruce Lunsford            3300 Providian Center               Chairman, President and Chief
                             Louisville, KY  40202               Executive Officer, Vencor, Inc.
                                                                 (intensive care hospitals and
                                                                 nursing homes)

Thomas H. Meeker             Churchill Downs                     President of the Company
                             Incorporated
                             700 Central Avenue
                             Louisville, KY 40208

Carl F. Pollard              Hermitage Farm                      Owner, Hermitage Farm
                             P. O. Box 40
                             Goshen, KY  40026

Edna Veeneman Lewis          16 Brownsboro Hill Rd.              Housewife
                             Louisville, KY 40207

Robert Veeneman              4710 Gleason Avenue                 Self-employed (real estate
                             Sarasota, FL  34242                 leasing)

Mary Louise Whitney          40 Geyser Road                      Housewife
                             Saratoga Springs, NY  12866

William T. Young             P.O. Box 1110                       Chairman of the Board, W.T.
                             Lexington, KY 40502                 Young, Inc. (warehousing,
                                                                 thoroughbred horses)

Shauna Bidwill Valenzuela    2424 Myrtle Avenue                  Housewife
                             Hermosa Beach, CA  90254

        The following lists the corporations, partnerships and trusts that are Reporting Persons.

        TRUSTEES  U/W J.N.  CAMDEN  DECEASED  1942 -- CATESBY M. CLAY,  JIM CLAY
AND JAMES G. KENNAN, III

                                 RESIDENCE                          PRESENT PRINCIPAL
     NAME                    OR BUSINESS ADDRESS                  OCCUPATION  OR EMPLOYMENT

Catesby W. Clay              200 West Vine Street                Chairman, Kentucky River Coal
                             Suite 8K                            Corporation; President,
                             Lexington, KY 40507                 Runnymede Farm, Inc.

Jim Clay                     P.O. Box l97                        Farmer
                             Paris, KY 4036l

James G. Kennan, III         200 West Vine Street                President and Chief Executive
                             Suite 8K                            Officer, Kentucky River Coal
                             Lexington, KY 40507                 Corporation



        TRUSTEES U/TRUST AGREEMENT J.N. CAMDEN -- CATESBY M. CLAY, JIM CLAY AND JAMES G. KENNAN III. See above for information with respect to name, residence or business address, and present principal occupation or employment.
        Each of Messrs. Clay, Clay and Kennan is a United States citizen and during the last five years, none of them [i] has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor [ii] been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        TRUSTEES  U/W A.B. HANCOCK, DECEASED 1972 -- SETH W. HANCOCK, WADDELL W.
HANCOCK, NANCY CLAY HANCOCK, WADDELL W. HANCOCK, II AND BANK ONE, LEXINGTON, NA

                                  RESIDENCE                          PRESENT PRINCIPAL
     NAME                    OR BUSINESS ADDRESS                  OCCUPATION  OR EMPLOYMENT

Seth W. Hancock              c/o Claiborne Farm                  Partner and Manager,
                             P.O. Box 150                        Claiborne Farm; President,
                             Paris, KY  40361                    Hancock Farms, Inc.

Waddell W. Hancock           P.O. Box 150                        Vice-President, Hancock
                             Paris, KY  40361                    Farms, Inc.

Nancy Clay Hancock           P.O. Box 150                        Treasurer, Hancock Farms, Inc.
                             Paris, KY  40361

Waddell W. Hancock, II       P.O. Box 150                        Director of Marketing and Public
                             Paris, KY  40361                    Relations, Hancock Farms, Inc.






[a]     NAME:                       Bank One, Lexington, NA

[b]     BUSINESS ADDRESS:           201 East Main Street, Lexington, KY 40507

[c]     PRINCIPAL BUSINESS:         Bank

[d]     STATE OF ORGANIZATION:      Kentucky



                             DIRECTORS OF BANK ONE, LEXINGTON, NA


                                  RESIDENCE                          PRESENT PRINCIPAL
     NAME                    OR BUSINESS ADDRESS                  OCCUPATION  OR EMPLOYMENT

Laura S. Babbage             3174 Custer Drive                   Chief Executive Officer,
                             Lexington, KY  40502                Urgent Treatment Center

Gary D. Bello                727 Mallard Bay                     President, Clark Material
                             Lexington, KY  40502                Handling Co.

Steven H. Caller             343 Waller Avenue                   President, Investors Building
                             Suite 100                           Corporation
                             Lexington, KY 40504

Alex G. Campbell, Jr.        P.O. Box 223                        Investments
                             Lexington, KY 40584

Jeanne Marie Dawahare        1400 Vine Center                    Director of Special Projects,
                             Lexington, KY  40507                Greenebaum, Doll & McDonald

A.W. Givens                  P.O. Box 2120                       Chairman of the Board, Clay-Ingels
                             Lexington, KY  40594                Co., Inc.

William C. Greely            P.O. Box 1690                       President, Keeneland
                             Lexington, KY  40592                Association

Louis L. Haggin, III         Sycamore Farm                       Manager, Sycamore Farm
                             2981 Shannon Run Road
                             Versailles, KY  40383

William R. Hartman           201 East Main Street                Chairman and CEO, Bank One,
                             Lexington, KY  40507                Lexington, NA

John M. McDonald, III        P.O. Box 55487                      President and CEO, Brock-McVey
                             Lexington, KY  40555                Company

John Newton                  One Quality Street                  Chairman of the Board,
                             Lexington, KY  40507                President and CEO, Kentucky
                                                                 Utilities Company

L. Frank Sadler              5997 Winchester Road                Real Estate Developer,
                             Lexington, KY  40509                Frank Sadler Developer

Alvin T. Stolen, III         201 E. Main Street                  President, Bank One,
                             Lexington, KY  40507                Lexington, NA

William B. Sturgill          1256 Old Frankfort Pike             President, East Kentucky
                             Lexington, KY 40504                 Investment Co., Inc.

Dr. Lee T. Todd, Jr.         3191 Nicholasville Road             President and Chief Executive
                             Suite 600                           Officer, Data-Beam Corp.
                             Lexington, KY 40503

William H. Wilson            4817 Chaffey Lane                   Deputy Executive Director
                             Lexington, KY 40515                 for Marketing, Kentucky
                                                                 Educational Television

William T. Young, Jr.        P.O. Box 1110                       Chairman of the Board,
                             Lexington, KY 40589                 W. T. Young Co., Inc.





                                EXECUTIVE OFFICERS OF BANK ONE
                             (Who are not directors of Bank One)


                                  RESIDENCE                          PRESENT PRINCIPAL
     NAME                    OR BUSINESS ADDRESS                  OCCUPATION  OR EMPLOYMENT

Frank Eckerd                 201 East Main Street                Senior Vice President and Chief
                             Lexington, KY  40507                Credit Officer, Bank One, Lexington, NA

Roy Eon                      201 East Main Street                Senior Vice President,
                             Lexington, KY  40507                Bank One, Lexington, NA

Robert J. Heiple             201 East Main Street                Executive Vice President,
                             Lexington, KY  40507                Bank One, Lexington, NA

David A. Tillery             201 East Main Street                Senior Vice President,
                             Lexington, KY  40507                Bank One, Lexington, NA

Glenn D. Leveridge           201 East Main Street                Executive Vice President,
                             Lexington, KY  40507                Bank One, Lexington, NA

Charles D. Christy           201 East Main Street                Senior Vice President and
                             Lexington, KY 40507                 Chief Financial Officer,
                                                                 Bank One, Lexington, NA

George R. Sims               201 East Main Street                Senior Vice President,
                             Lexington, KY 40507                 Director of Human Resources,
                                                                 Bank One, Lexington, NA

Susan K. Stout               201 East Main Street                Executive Vice President,
                             Lexington, KY 40507                 Bank One, Lexington, NA

Richard Lyon                 201 East Main Street                Vice President and Secretary,
                             Lexington, KY  40507                Bank One, Lexington, NA


              Each of Mr. Hancock, Mr. Hancock, Ms. Hancock and Mr. Hancock is a United States citizen and during the last five years, none of them [i] has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor [ii] been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        ABC PARTNERSHIP


(a)  Name:                          ABC Partnership

(b)  Business Address:              c/o Claiborne Farm, P.O. Box 150,
                                    Paris, KY  40361

(c)  Principal Business:            Investments, primarily in equine businesses

(d)  State of Organization:         Kentucky


                             GENERAL PARTNERS OF ABC PARTNERSHIP


                                  RESIDENCE                          PRESENT PRINCIPAL
     NAME                    OR BUSINESS ADDRESS                  OCCUPATION  OR EMPLOYMENT


Seth W. Hancock              c/o Claiborne Farm                  Partner and Manager,
                             P.O. Box 150                        Claiborne Farm; President,
                             Paris, KY  40361                    Hancock Farms, Inc.

Nancy Clay Hancock           P.O. Box 150                        Treasurer, Hancock Farms, Inc.
                             Paris, KY  40361

Waddell W. Hancock, II       P.O. Box 150                        Director of Marketing and
                             Paris, KY  40361                    Public Relations
                                                                 Hancock Farms, Inc.



               Each of Mr. Hancock, Ms. Hancock and Mr. Hancock is a United States citizen and during the last five years, none of them [i] has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor [ii] been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



        WELLS FAMILY PARTNERSHIP


(a)  Name:                   Wells Family Partnership

(b)  Business Address:       4350 Brownsboro Road, Louisville, KY  40207

(c)  Principal Business:     Holder of Shares of Churchill Downs Incorporated

(d)  State of Organization:  Kentucky



                       GENERAL PARTNERS OF THE WELLS FAMILY PARTNERSHIP


                                  RESIDENCE                          PRESENT PRINCIPAL
     NAME                    OR BUSINESS ADDRESS                  OCCUPATION  OR EMPLOYMENT


Darrell R. Wells             4350 Brownsboro Road                General Partner, Security
                             Louisville, KY  40207               Management Company (investments)

Louis Crawford Wells         4350 Brownsboro Road                Restaurant Management
                             Louisville, KY  40207

Wayne H. Wells               4350 Brownsboro Road                Real Estate Executive
                             Louisville, KY  40207

Y. Peyton Wells, III         4350 Brownsboro Road                Restaurant Management
                             Louisville, KY  40207

Bryant C. Wells              5202 Tomahawk Road                  Investments
                             Louisville, KY  40207


               Darrell R. Wells is the Managing Partner of the Wells Family Partnership. Mr. Wells is a United States citizen and during the last five years, he has not [i] been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor [ii] been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        WELLS FOUNDATION, INC.


(a)     Name:                      Wells Foundation, Inc.

(b)     Business Address:          4350 Brownsboro Road, Louisville, KY  40207

(c)     Principal Business:        Charitable Foundation

(d)     State of Organization:     Kentucky


                TRUSTEES AND EXECUTIVE OFFICERS OF THE WELLS FOUNDATION, INC.


                                  RESIDENCE                          PRESENT PRINCIPAL
     NAME                    OR BUSINESS ADDRESS                  OCCUPATION  OR EMPLOYMENT

Darrell R. Wells             4350 Brownsboro Road                General Partner, Security
                             Louisville, KY  40207               Management Company

Louis Crawford Wells         4350 Brownsboro Road                Restaurant Management
                             Louisville, KY  40207



               All of the trustees and executive officers of the Wells Foundation, Inc. are citizens of the United States. During the last five years, Mr. Darrell R. Wells has not [i] been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor [ii] been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        TRUSTEES  U/W OF AGNES CLAY  PRINGLE  DECEASED  1984 -- CATESBY M. CLAY,
MCCOLL PRINGLE AND BANK ONE, LEXINGTON, NA. See above for information with respect to Bank One, Lexington, NA.

                                  RESIDENCE                          PRESENT PRINCIPAL
     NAME                    OR BUSINESS ADDRESS                  OCCUPATION  OR EMPLOYMENT

Catesby W. Clay              200 West Vine Street                Chairman, Kentucky River Coal
                             Suite 8K                            Corporation; President,
                             Lexington, KY  40507                Runnymede Farm, Inc.

McColl Pringle               46 Legare Street                    Retired
                             Charleston, S.C. 29401



               Each of Messrs. Clay and Pringle is a United States citizen and during the last five years, neither of them [i] has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor [ii] been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        TRUSTEES  U/TRUST  AGREEMENT NANCY CLAY HANCOCK -- BANK ONE,  LEXINGTON,
NA, SETH W. HANCOCK AND NANCY CLAY HANCOCK. See above for information with respect to Bank One, Lexington, NA.

                                  RESIDENCE                          PRESENT PRINCIPAL
     NAME                    OR BUSINESS ADDRESS                  OCCUPATION  OR EMPLOYMENT

Seth W. Hancock              c/o Claiborne Farm                  Partner and Manager, Claiborne
                             P.O. Box 150                        Farm; President, Hancock Farms,
                             Paris, KY  40361                    Inc.

Nancy Clay Hancock           P.O. Box 150                        Treasurer, Hancock Farms, Inc.
                             Paris, KY  40361


               Each of Mr. Hancock and Ms. Hancock is a United States citizen and during the last five years, neither of them [i] has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor [ii] been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        TRUSTEES  U/TRUST  AGREEMENT  WADDELL  WALKER  HANCOCK,  II --BANK  ONE,
LEXINGTON, NA, SETH W. HANCOCK AND WADDELL W. HANCOCK, II. See above for information with respect to Bank One, Lexington, NA.


                                  RESIDENCE                          PRESENT PRINCIPAL
     NAME                    OR BUSINESS ADDRESS                  OCCUPATION  OR EMPLOYMENT

Seth W. Hancock              c/o Claiborne Farm                  Partner and Manager,
                             P.O. Box 150                        Claiborne Farm; President,
                             Paris, KY  40361                    Hancock Farms, Inc.

Waddell W. Hancock, II       P.O. Box 150                        Director of Marketing and
                             Paris, KY  40361                    Public Relations,
                             Hancock Farms, Inc.



               Each of Mr. Hancock and Mr. Hancock is a United States citizen and during the last five years, neither of them [i] has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor [ii] been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.


        W. BRUCE LUNSFORD FOUNDATION, INC.

[a]     NAME:                       W. Bruce Lunsford Foundation, Inc.

[b]     BUSINESS ADDRESS:           3300 Providian Center, Louisville, KY  40202

[c]     PRINCIPAL BUSINESS:         Charitable contributions

[d]     STATE OF ORGANIZATION:      Kentucky

                                  RESIDENCE                          PRESENT PRINCIPAL
     NAME                    OR BUSINESS ADDRESS                  OCCUPATION  OR EMPLOYMENT

W. Bruce Lunsford            3300 Providian Center               Chairman, President and Chief
                             Louisville, KY  40202               Executive Officer, Vencor, Inc.
                                                                 (intensive care hospitals and
                                                                 nursing homes)

Maria M. Livering            3300 Providian Center               Director of Administrative Services,
                             Louisville, KY  40202               Vencor, Inc.(intensive care hospitals
                                                                 and nursing homes)

June C. King                 3300 Providian Center               Assistant General Counsel, Vencor,
                             Louisville, KY  40202               Inc.

               All of the directors and executive officers of W. Bruce Lunsford Foundation, Inc. are citizens of the United States and during the last five years, none of the directors or executive officers of W. Bruce Lunsford
Foundation, Inc. [i] have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor [ii] been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



                                         APPENDIX II
                             NUMBER OF SHARES BENEFICIALLY OWNED

                                (revised as of April 28, 1995)


                               SOLE     SHARED      SOLE       SHARED    AGGREGATE   PERCENT
                              VOTING    VOTING  DISPOSITIVE  DISPOSITIVE   NUMBER      OF
NAME OF BENEFICIAL OWNER      POWER     POWER      POWER        POWER     OF SHARES   CLASS

ABC Partnership (1)             9,065      --       9,065          --        9,065    .2
John W. Barr III                2,000      --       2,000          --        2,000    .1
Charles W. Bidwill, Jr. (7)   220,340   2,919     220,340       2,919      223,259   5.9
Shauna Bidwill Valenzuela(7)    1,550      --       1,550          --        1,550     *
Catesby W. Clay                 3,000      --       3,000          --        3,000    .1
Catesby Clay, Jim Clay and         --   9,380          --       9,380        9,380    .2
  James G. Kennan, III,
  Co-Trustees u/w J.N. Camden,
  deceased 1942(2)
Catesby Clay, Jim Clay and         --  23,300          --      23,300       23,300    .6
  James G. Kennan, III,
  Co-Trustees u/agreement
  w/J.N. Camden(3)
Catesby Clay, McColl               --  10,950          --      10,950       10,950    .3
  Pringle and Bank
  One, Lexington, NA
  Co-Trustees
  u/w Agnes Clay Pringle,
  deceased 1984
William S. Farish              43,280      --      43,280          --       43,280   1.1
J. David Grissom               10,050      --      10,050          --       10,050    .3
Bank One, Lexington, NA,           --  79,200          --      79,200       79,200   2.1
  Seth W. Hancock, Waddell W.
  Hancock, Nancy Clay
  Hancock and Waddell W.
  Hancock, II
  Co-Trustee u/w A.B.
  Hancock, deceased
  9/14/72
Seth W. Hancock,                   --   9,030          --       9,030        9,030    .2
  Nancy Clay Hancock and
  Bank One, Lexington, NA
  u/agreement Nancy Clay
  Hancock
Seth W. Hancock,                   --   9,030          --       9,030        9,030    .2
  Waddell W. Hancock, II
  and Bank One,
  Lexington, NA
  u/agreement Waddell
  Walker Hancock, II
Seth W. Hancock                36,500      --      36,500          --       36,500   1.0


                              SOLE       SHARED    SOLE        SHARED     AGGREGATE  PERCENT
                             VOTING      VOTING DISPOSITIVE DISPOSITIVE   NUMBER      OF
NAME OF BENEFICIAL OWNER      POWER      POWER    POWER        POWER     OF SHARES   CLASS

Louis J. Herrmann, Jr.       40,065        --    40,065            --      40,065    1.1
Frank B. Hower  Jr.           1,040        --     1,040            --       1,040     *
 Stanley F. Hugenberg, Jr.    3,670        --     3,670            --       3,670     .1
Harriet S. Jones             10,000        --    10,000            --      10,000     .3
Mina Jones Cox                8,570        --     8,570            --       8,570     .2
Edna Veeneman Lewis           5,660        --     5,660            --       5,660     .1
W. Bruce Lunsford           100,030        --    90,030        10,000     100,030    2.6
W. Bruce Lunsford
  Foundation, Inc.               --        --        --        10,000          --
Thomas H. Meeker(3)          29,437        --    29,437            --      29,437     .8
Carl F. Pollard              73,040        --    73,040            --      73,040    1.9
Robert Veeneman               4,280        --     4,280            --       4,280     .1
Wells Family                210,530        --   210,530            --     210,530    5.5
  Partnership(4)
Wells Foundation, Inc.       22,400        --    22,400            --      22,400     .6
Mary Louise Whitney(5)      128,000        --   128,000            --     128,000    3.4
William T. Young            114,660        --   114,660            --     114,660    3.0


TOTAL                                                                   1,219,426   32.1(6)


* Less than .05 percent

(1)    A general  partnership  formed  under  Kentucky  law in which the  partners are Seth A.
       Hancock, Waddell W. Hancock, II and Nancy Clay Hancock.

(2)    Held of record by CINAG, as nominee.

(3) The total shares of Thomas H. Meeker include 16,900 shares not issued, but which are issuable upon exercise of certain stock options held by Mr. Meeker, and 717 shares issuable to Mr. Meeker under the Company's Incentive Compensation Plan.

(4)    A general  partnership  formed under  Kentucky law in which the partners are Darrell R.
       Wells, Louis Crawford Wells, Wayne H. Wells, Y. Peyton Wells, III, and Bryant C. Wells.

(5)    Held of record by Kingsley & Co., as nominee.

(6) Based on total outstanding shares of 3,783,318 and shares beneficially owned but not outstanding with respect to a Reporting Person. See Note 3 above.

(7)    The 1,550  shares held by Shauna  Bidwill  Valenzuela  are  included  in the  aggregate number of shares held by Charles W. Bidwill, Jr.